Exhibit 99.1

BRF — BRASIL FOODS S.A.

(Current corporate denomination of Perdigão S.A.)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to CVM Instruction 358/02, as amended, the management of BRF — Brasil Foods S.A. (“BRF” or “Company”) (the new corporate denomination of Perdigão S/A), wishes to notify the market that at a meeting of the Board of Directors held on November 4 2009, the proposal to increase the capital of its wholly owned subsidiary, Avipal Nordeste S.A., in the amount of R$ 1.5 billion was approved with a view to establishing the company’s financial equilibrium through the injection of the necessary resources to increase and diversify corporate activities.

São Paulo, November 5 2009.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer